

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Patricia G. Skarpa
President, CEO and Principal Executive Officer
Exclusive Building Services, Inc.
914 Park Knoll Lane
Katy, Texas 77450

> **Re:** **Exclusive Building Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 11, 2011**
> **File No. 333-170393**

Dear Ms. Skarpa:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 in our letter dated December 3, 2010 that you have operated in the same manner for the last 13 years. It appears that your minimal operations for the past 13 years as a non-public unincorporated entity provide support for you to remain non-public. You have specifically stated that the incorporation has not affected your day-to-day operations. Further, based on your current operational performance, it remains unclear from your revised disclosure how you plan to cover your estimated expenses for complying with the reporting obligations of the Exchange Act of 1934. As such, we reissue prior comment 1.

2.   Please revise to discuss the business purpose of this offering considering the costs
        will far exceed the amount being raised. Also, on page 18, we note your "hope
        that being a public company" will provide you with credibility. Please clarify
        how being public increasing your credibility to provide building cleaning
        services.

Prospectus Summary

About Exclusive Building Services, Inc., page 4

3.   We note your response and revised disclosure in response to comment 3 in our
        letter dated December 3, 2010; however, your revised disclosure does not appear
        to fully clarify the scope of your "make ready" operations. While we note that
        this aspect of your business is still in developmental stage, please revise your
        disclosure here and in the business and MD&A sections to explain more fully the
        "make ready" services that you plan to provide.

4.   We note your revised disclosure in response to comment 7 on page 9. Please
        revise to discuss Ms. Skarpa's ability to effect corporate transactions, including
        business combinations, without seeking shareholder approval as a separate risk
        factor. Elaborate on such ability in your business section disclosure.

Risk Factors

Risks Related to the Business

Patricia A. Skarpa, our chief executive officer…, page 7

5.   We note your revised disclosure in this risk factor in response to comment 12 and
        the expanded disclosure in this risk factor. Please revise your disclosure
        elsewhere, as previously requested, in the prospectus to discuss how you plan to
        pursue and arrange for such engagements. Discuss the current relationships with
        professionals that have experience in complying with the Exchange Act reporting
        obligations. This is the type of disclosure that supports your assertion that you are
        not a blank check company.

Use of Proceeds, page 12

6.   We were unable to locate the revised disclosure in response to comment 17 in our
        letter dated December 3, 2010. Please revise to discuss with greater specificity
        how you plan to apply the offering proceeds if less than the maximum amount is
        raised.

Directors, Executive Officers, Promoters and Control Persons, page 23

7.   We note your revisions in this section in response to comment 29 in our letter
        dated December 3, 2010. Please further revise to affirmatively state that the
        specific qualifications referenced herein led to the conclusion that each such
        person should serve as director.

Possible Potential Conflicts, page 24

8.   We note your response to comment 30 in our letter dated December 3, 2010;
        however, we continue to believe that disclosure related to Ms. Skarpa's other
        activities which may conflict with the services provided in connection with this
        venture should also be discussed in this section. Please revise as previously
        requested. Please also discuss more specifically the details of her current
        employment engagement.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority,
       declare the filing effective, it does not foreclose the Commission from taking any
       action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority,
       in declaring the filing effective, does not relieve the company from its full
       responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness
       as a defense in any proceeding initiated by the Commission or any person under
       the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any
amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Senior Counsel

cc: Gary B. Wolff *(via facsimile)*